UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

BELUGA COMPOSITES CORPORATION

(Name of Small Business Issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	83-0426183 (I. R. S. Employer Identification No.)

1 Provost Street, Suite 110, Montreal, Quebec (Address of principal executive offices)	H8S4H2 (Zip Code)

Issuer’s telephone number (514) 634-6565

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock

Common Stock, par value $0.001

In this registration statement, the terms “Beluga”, “Company,” “we,” “our,” and “us” refer to Beluga Composites Corporation (“Beluga”) and collectively to Beluga and Panox Petroleum Products, a wholly owned subsidiary of Beluga, as acquired by Beluga on April 25th,  2005.

Part I

Item 1. Description of Business

History

The Company was incorporated under the laws of the State of Delaware on January 5, 2005, under the name Biocircuits Corporation.  On January 24, 2005 we filed an amended certificate of incorporation changing the name of the Company to Beluga Composites Corporation, operating as a developmental stage company seeking business opportunities in a variety of industries, utilizing our management’s corporate finance and business expertise to evaluate potential partners in an effort to enhance and maximize shareholder value. Up until April, 25th, 2005, our only activities had been organizational, raising initial capital, and developing the Company’s business plan which had as its focus, the above noted business goals. It was intended that the acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership.

Panox Petroleum Products Relationship

On April 25th, 2005, we entered into an agreement with Panox Petroleum Products Inc. (“Panox”) of Montreal, Canada (the “Acquisition”).

The agreement, entitled “Agreement and Plan of Share Exchange”, provided for an exchange of shares of common stock of Beluga (the “Shares”) between Beluga and Panox shareholders (the “Panox Shareholders”) and a change in control of the Board of Directors of Beluga, with the result that the Panox Shareholders would receive one common shares in Beluga for every share held by each share holder of Panox (the “Panox Shareholders”, and the Panox board of directors would replace the board of Beluga.  The resulting share structure provided for the shareholders of Beluga (the “Beluga Shareholders” to retain their shares with an additional 21,000,000 Shares of Beluga being issued to the Panox Shareholders, in exchange for their shares in Panox.

Located in Montreal, Quebec, Panox is a technology developer and manufacturer of underground flammable liquid storage tanks, related accessories and oil/water separators.  Panox, a member of the Petroleum Equipment Institute, owns the technology that holds the Underwriters Laboratories (UL) Certification for fiber-glass reinforced plastic composite (FRP) tanks, manufactured by us.  Panox is the only company in the world that holds the UL 1316 and UL 618-S quality recognition. We manufacture single wall and double wall FRP tanks that are of higher quality and environmentally safer than the steel tanks used in many gas stations. Moreover, Beluga’s tanks are products using the cutting edge filament wound technology so they are mechanically and structurally superior to FRP tanks produced by the competition that still uses the 1st generation technology. Beluga’s key strengths are: efficient and computerized cutting edge technology; high quality products; competitive pricing and management technical know-how, capacity to innovate and international business experience.

Company Vision

Beluga’s objective is to build on its proven assets and performance, to become a world-leading provider of fluid handling solutions by offering a broad range of products, components and systems. Beluga will reach its objective by way of a strategy, which consists in developing a network of 32 production units in 13 countries by 2010. Established in various countries, these plants will manufacture and sell FRP tanks and related products to oil companies (primary market) and to bulk-end users of petroleum fuels (secondary market) in their respective country and region. The need to develop a network of manufacturing facilities around the world is validated by the actual substantial demand from oil companies to install rust and corrosion free FRP tanks in numerous countries, either in new locations or in replacement for their aging steel tanks and, by the high transportation cost involved in shipping tanks. Thus manufacturing facilities must be relatively close to markets.

The plan is somewhat aggressive but there are three main points which justify this corporate initiative.  First, FRP tanks are in a growth market that requires thousands of FRP tanks in many countries. Major oil companies are seeking reliable suppliers that can produce FRP tanks carrying the UL Certification in sufficient quantities.   Second, actual competition is presently non-threatening, but the required investment is relatively small and a new competitors may well emerge, secure the UL Mark for its products and take advantage of this lucrative market within three to five years.  Third, though homogeneous and captive to some extent, the primary market is not immune to external shocks and the secondary market is sensitive to latent socio-economic upheavals in some emerging countries. Consequently, long term planning is vulnerable to this uncertainty, while short term growth is quite manageable by Beluga’s experienced management. Beluga has three key advantages to exploit the situation profitably and to secure the promising primary markets: its production process is efficient and economical; its products are of the highest available quality and carry a 30 year guarantee and, Beluga enjoys a time lead over any competitor, due to the lengthy delay needed to acquire the UL Mark once the technology is developed.  Beluga’s growth is nevertheless restrained by management prudence and experience, which is committed to establishing and completing each new plant before proceeding to the next one.

Beluga has prepared a global feasibility and business plan describing and analyzing the Company’s operations and opportunities (the “Plan”). The Plan, amongst other factors, considers Beluga’s: structure, management, strategy and rivalry; discusses the assumptions underwriting the global expansion of the Company; determines its strengths and weaknesses and considers inherent threats and opportunities; establishes the necessary and sufficient conditions to successfully reach the objectives’; indicates benchmarks to quantify progress and makes realistic projections about the future of Beluga; and illustrates how the complexity of various business environments can be dealt with profitably, key points of which are described herein.

Growth of the FRP Industry and Beluga

The demand for FRP tanks bearing the UL Marking is substantial and worldwide. Beluga’s strategy prioritizes opportunities according to the Company’s marketing study and the size of the demand and the country risk profile must be consistent with the risk management policy. Once the country is selected, a thorough feasibility study assesses the business environment, mechanics of investment, FRP tank domestic industry and their implications for Beluga’s entrance. If data and information concur, Beluga establishes a joint venture with a local partner that is selected according to strict professional, ethical and political factors.

Within the following six months the establishment of the joint venture, Beluga manufactures and ships a production unit. The production unit is custom-built according to Beluga’s technology by one of the four contractors that work for Beluga on a regular basis. Once built and tested, the production unit is shipped and installed on the plant premises that have been set up by the partner. Beluga then starts training local employees and the new plant is integrated in to the Company’s marketing network. In the process, Beluga management identifies valuable skills within its foreign operation and leverages those skills within its global network of joint ventures.

Beluga’s Strengths and Weaknesses

Beluga’s key strengths are its technology, its products, its management and financial situation. Beluga’s strength originates from the development of its cutting edge technology that assures the Company a three to four year lead over the competition. The time and cost required to develop the technology and to secure the UL Marking assure Beluga a reasonably lengthy lead time for entering international markets and securing orders from oil companies. For a competitor to emerge with a technology bearing the UL Mark, it would have to spend approximately two million dollars and three or more years to develop the technology and to pass all UL tests.  For instance, in the Philippines, Caltex and Total have approached Beluga to produce FRP tanks for its domestic market. Similarly Shell, Reliance and Bharat Petroleum from India have approached Beluga for producing FRP tanks

Management’s proven business experience, its technical and innovative know-how and its international perspective and dedication to a step-by-step development of its international market are factors conducive to the successful growth of the Company. The executives have invested wisely to develop its reliable and state of the art technology; they acquired the UL Mark and developed contacts with innovators and professionals in the technological field. Seasoned travelers and experienced in international business, the executives are mindful of different cultural settings and they are flexible and responsive to lead diverse partners. Their strategic thinking identifies proper actions to achieve the appropriate goal of all joint venture plants.

Finally, the financial structure of the Company combines all the assets of Beluga’s affiliated companies into one company, being Beluga Composites Corporation where the value of the technology, and, the revenues generated by each joint venture will be consolidated. Consequently, the financial structure generates wealth for the shareholders and allows the company to tap financial markets with an established value based on an already proven technology, an impressive order book, actual revenues and realistic revenue projections from upcoming plants.

Beluga’s main weaknesses are related to its relatively small size and the rapid need to expand its management team which is quite typical of successful companies poised to enter new and demanding markets which growth problems include: lack of established delegated chain of responsibilities and lack of shared and experienced motivating attitudes and non-integrated visions. These deficiencies may encourage ad hoc policies and dispersion and must necessarily be palliated in an efficient and effective manner. Human resources and the corporate structure must be carefully developed to allow a smooth but rapid growth of operations. Beluga must therefore hire experienced and competent professionals able to second the executives in their respective tasks and it must develop a corporate structure that matches its strategy in flexible manner.  Professional roles which must be filled include sales representatives for the primary markets, a project manager per region, as well as plant auditors and market monitoring.

The executives are prepared to tackle this task with confidence. They carefully select new human resources according to their actual input in the Company. The individual vision of the market and professional motivation are seriously considered to ensure internal coherence. The hiring process and corporate structure development are a step-by-step procedure guided by Beluga’s long-term objectives and business opportunities generated by joint venture proposals.

Beluga’s Products and Services

The average life expectancy of a steel tank is 10 to 15 years depending on the rate of corrosion of the steel. Since the early 1980s, corrosion of steel tanks, along with faulty installation and maintenance, have resulted in many instances of groundwater contamination by gasoline.  Leaking steel gasoline tanks undoubtedly represent a significant public health hazard. Leaking gasoline tanks can also present a risk of fire and explosion as vapors from leaking tanks travel through sewer lines into buildings. The majority of underground storage tanks (“USTs”) contain petroleum products including many other substances classified as hazardous by the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation, and Liability Act.  Leaking USTs are called LUSTs.

Beluga has been installing Fiberglass Reinforced Plastic (“FRP”) technology tanks since 1996. The primary advantage of the Beluga tank technology is that it offers FRP tanks that are highly resistant to both internal and external corrosion and consequently do not require any additional protection.  This technology is acceptable in all sites, avoids costly clean-ups and is therefore cost effective in the long run. All Beluga tanks are designed to safely store fuels and protect the environment for many years to come. Beluga tanks are manufactured according to the most exacting industry standards such as UL and ULC (Underwriters’ Laboratory Canada).

In North America, petroleum tank product specifications are standardized. Much emphasis is being put on this as major retailers step into foreign markets. Many local manufacturers have long enjoyed the luxury of captive markets, but the barriers are coming down, thus creating a substantial demand not only for retrofit tanks, but also for new tanks.  This demand is primarily derived from over utilized gasoline service stations and also from the growing number of automobiles currently expanding throughout the world.

All of these factors are making it easier to market petroleum equipment internationally. These market dynamics are creating a favorable international business climate for Beluga tanks.

The Protection of Our Environment

In North America petroleum bulk storage is governed on at least two levels, federal and provincial/state.  In Canada UST laws are regulated by the Canadian Environmental Protection Act and in the United States by the Code of Federal Regulations (CFR).

EPA set standards in 1988 but gave a 10-year grace period for tanks to be retrofitted or replaced to meet those standards. By December 22, 1998, all USTs had to be corrosion-protected or made of FRP and fitted with spill and overfill protection devices.

Protecting groundwater from contamination by petroleum products and other materials stored in underground tanks is critical to protecting the health of approximately 100 million Americans who rely on groundwater as their source of drinking water.  A major milestone in the effort to protect groundwater from UST releases was reached in December 1998 when all UST systems were required to be upgraded to meet federal standards. However, many challenges still remain, such as achieving compliance with the upgrade requirements, encouraging redevelopment of contaminated sites, ensuring the availability of funding for site cleanup, and implementing improved tank system technologies.

Despite a decrease in the number of reported leaks from underground storage tanks containing oil products and an increase in the number of contaminated sites cleaned in the United States, the EPA still has a backlog of 136,000 releases to clean up nationwide, including more than 30,000 located in the eastern half of the Midwest according to a new report released by the Office of Underground Storage Tanks.

On a state-by-state basis, Florida and California have the most work to do, with 18,048 and 15,569 sites to clean respectively, according to EPA’s latest UST report.

Unfortunately, groundwater contamination involving gasoline is not a new phenomenon. Leaking underground storage tanks and poor operational practices are well known, though not readily admitted problems. Although strict regulations exist in the USA and most European countries to prevent such situations, these laws have not always been efficiently enforced.

North American and Western Europe Gasoline Industry Structure

Canada

The gasoline industry in Canada is highly concentrated. Three major integrated companies—Esso, Petro-Canada and Shell—are visible at the retail level across Canada, have a presence in oil exploration and extraction in Canada and are a dominant force in refining, wholesaling and retailing. Adding in the regional refiner/marketers (Irving, Ultramar, Arco, Chevron, Parkland, Sunoco, etc.), they comprise virtually the entire refining and wholesale sectors, as well as about 80 per cent of the volume of retail sales. Over the last decade, the industry has been characterized by considerable rationalization. The number of gasoline-producing refineries in Canada fell from 40 to 18, while the number of retail outlets declined by 40 per cent. The Canadian experience has been consistent with that of the United States, where major refiner marketers, in particular, have been trying to increase performance and efficiencies by increasing per outlet throughput and closing less efficient stations and under-utilized refineries.

The above noted trend has occurred partly because the majors lost an important portion of their market share to lower priced independents during the 1980s. The more retail margins declined due to increased competitive efficiency, the more the viability of many less efficient outlets owned by both majors and independents became doubtful.  Aggressive pricing policies, both by majors and independents, which led to local price wars within the industry, only made the situation worse. Canada produces approximately 2 million barrels of crude oil per day, while total world production is about 74 million barrels per day. That means that Canadian producers have no influence over world prices because total domestic production is a small fraction of total world production (about 2.7 per cent). Canadian producers of crude oil are therefore referred to as “price takers” as opposed to “price setters.” Oil prices are set in the international marketplace and reflect global conditions rather than ones that are particularly Canadian.

There are currently close to 13,250 retail outlets selling gasoline in Canada, down from 22,000 in 1989. This represents a reduction of just under 40 per cent and mirrors the experience in the United States where the number of gasoline outlets diminished by almost 45 per cent, from 279,000 in 1972 to 155,000 in 1992. The competitors in the retail gasoline market are many and varied. The current make-up of the retailers is as follows:  Two integrated refiner/retailer multinationals—Esso and Shell. These companies are also involved to varying degrees in oil exploration and production, although they are net purchasers of crude oil.  There is one national integrated refiner/retailer—Petro-Canada. Petro-Canada is also an oil producer, but its production does not meet the requirements of its refineries so it still must buy crude oil from other suppliers.  There is at least one integrated refiner/retailer in each major region in Canada—Ultramar, Irving, Sunoco, Chevron, Arco, Husky, Federated Co-op and Parkland. All of these companies, with the exception of Irving, Federated Co-op and Parkland, are part of large integrated companies that are also involved in oil exploration and production worldwide. Husky, however, is the only company that is self-sufficient in its Canadian oil production.

United States

The number of gasoline stations operating in the US has been falling in recent years, and continued to fall during 2002, dropping 0.3% to 170,700 sites. Further contraction of the industry is expected, as operators place greater focus on larger, newer, more profitable sites.

As part of the same trend towards larger, more profitable sites, operators have been adding convenience stores to their gasoline stations. Thus the number of sites with convenience stores has been growing, even while the total station population is in decline. By 2002 approximately 60% of US gasoline stations offered a convenience store.

Supermarkets, mass merchandisers, and warehouse clubs are selling gasoline in growing numbers. While accounting for only a small share of the market in 2002, with less than 2,500 total locations, these operations have had a significant effect on industry margins in the areas where they have appeared. Their development is watched with great interest by the rest of the industry.

Shell was the leading gasoline retailer in the US during 2002, accounting for 12.1% of total sales. Shell's interests in the US gasoline station market include a wholly-owned subsidiary operating stations in the Western US, and a joint venture with Saudi Aramco which operates stations in the Eastern US.  Shell's retail system contracted in 2002, and is expected to see further contraction through 2004, as the company focuses on increasing the profitability of its operations.

Mergers and acquisitions had a significant impact on the industry. Of particular note were two mergers resulting in the creation of Chevron Texaco (2001) and ConocoPhillips (2002). In 2002, these companies were the 6th- and 4th-largest gasoline station operators in the US respectively.   Marketers independent of refinery ownership and integrated oil brands are also a vital part of the industry.  Examples of such entities include supermarket operators such as Kroger or Safeway, in addition to growing convenience store chains, such as Sheetz, Wawa, or Racetrac.

Europe

In 2000, more then 170 million passenger cars were registered for use on EU-15 roads, an impressive 185 % growth in three decades. Car density in the EU doubled in the last 25 years and reached 469 units per 1000 inhabitants in 2000, but still far from the USA with 771. The number of passenger cars per 1000 inhabitants is also often used as a method of measuring the standard of living. The growing number of vehicles in certain European countries will create business opportunities for Beluga tanks as the gasoline retail market begins to expand.

The high number of vehicles of course inevitably reflects on the existent number of gasoline stations currently operating in Europe. In Italy alone there are presently over 20,200 service stations servicing over 32 million vehicles. The size of the country's population is over 57.6 M. More than half of the populations in Italy own a vehicle, 1.8 vehicles per habitant.

Norway has a smaller population of 4.5 million and its current vehicle fleet is more than 2 million automobiles which translate into 2.25 habitants per vehicle. Norway has over 2200 gasoline stations. Contrary to Italy, Norway has a lower automobile per gasoline station ratio than North America. This situation could give rise to an increase in gasoline service station if the current automobile fleet continues to grow in Italy.

During the past decade, the threat of environmental degradation from hazardous petrochemicals leaking into the soil, a result of tank failure, has been highlighted.  Increasingly strict regulations protecting drinking water and air quality are leading to the development of a new generation of environmental products.  Almost all of the countries belonging to the EU have current environmental legislation, which applies to replacement of underground storage tanks.

The European Union established a formal process in 1993 designed to assess the potential risks of chemicals to both human health and to the environment.  Under this system (Council Regulation 793/93 EEC on the evaluation and control of the risks of existing substances), the EU regularly publishes priority lists of chemicals that have been proposed for Risk Assessment - either because they are used in large volumes, or there is a lack of known information or because of a concern over health hazards. In 1997, MTBE, petrol related toxin, was included on the EU's third priority list of substances requiring risk assessment.

Most member states in the EU implemented strict storage facility regulations and upgraded UST’s to standards similar to the United States requirements for priority pollutants, well before the United States. Integral to EU design is an impervious surface barrier and provision for surface spill recovery.

Considerable differences exist between the North American environmental legislation and that of the EU countries. Punitive liability litigation and a system of torts in the United States paralyses rapid response, delays source removal and inhibits voluntary, proactive corrective action while EU laws focus on resource protection and urgency of action.

In much of Europe, local jurisdictions prevail and are empowered to protect resources. This leads to rapid response, effective source control and remediation. Since proactive corrective action is not considered an admission of guilt, legal issues of liability, tort and allocation can be sorted out after remedial action.

The objective of this particular study is to provide timely information for Beluga as a potential petroleum equipment manufacturer enabling us to make wise and profitable marketing decisions in Europe. This study will help Beluga sell more effectively and develop new relationships both in Italy and in Norway.

Gulf States and Africa

The total Arab population rose by 10 million people last year to over 289 million, which was one of the fastest growth rates in the world. Growth in the Arab population is the highest in the world with the exception of Western Sahara in Africa. Demographic indicators show that Arab countries suffer from a slowdown in measures to cut fertility rates coupled with an improvement in life expectancy. The demographic structure reveals that the age group 15-65 years is the largest in the population and ranges between 50 and 73 per cent in the Arab countries. This has very important implications because it is the most qualified group for economic activity. Economic data showed the combined Arab per capita income increased in current prices from approximately $1,800 in 1985 to $2,455 in 2001 as the gross domestic product surged from nearly $350 billion to $712 billion in the same period.

Opportunities are expanding for international marketers both in the Gulf States and African countries. Increasingly strict regulations protecting drinking water and air quality are leading to the development of a new generation of environmental products.

Expansion Plan

To date, we have utilized a very focused marketing effort via a small and effective sales force. The majority of our efforts through the first quarter of 2004 were focused on completing the production plant negotiations with India and Russia.  All of these agreements have been structured to mirror the Beluga Philippines operations, currently being carried out with our partner LaGermania.

From the date of this registration statement, through to the end of 2009, it is anticipated that we will expand and complete the construction of 30 manufacturing plants worldwide, through the concerted marketing efforts of our executives in conjunction with the cooperation of various international government and industry entities.

Joint venture initiatives in international jurisdictions shall provide for ownership breakdown as follows:

•

Canada and  USA – 100% ownership – Beluga

•

Philippines  - 60% ownership – Beluga – 30% ownership LaGermania – 10% local management

•

India   60%  Beluga   - 40% Local Partner

•

Other Countries – 60% ownership – Beluga – 40% Local Partnerships to be established

A 3% royalty on all sales from licensed Manufacturing Plants shall be payable to Beluga Composites Corporation whenever a licensing agreement is more appropriate to depending on local political environment

Marketing Strategy

The company is presently attending many major regional trade shows in order to ensure that the quality of its tanks and especially its UL certification are well known.  To date, Beluga has established negotiating relations with various companies operating in the composites field in numerous countries wherein a growth trend has been identified

Beluga is already well known to the major oil marketers in Pacific Asia and India, and the marketing is truly a question of setting up productions facilities to respond to the local market demands.  We also advertise through the Company’s web domain at www.belugacorporation.com.  This is a comprehensive interactive website which was created to provide answers to all questions ranging from products and management, attendance of shows, interesting related articles and stock market information.

Pricing/Level of Service

Though Beluga is the one of only two companies to hold the UL Certification in the Philippines and India, the Company’s products are priced very competitively.  Beluga’s FRP tanks are priced according to the tank’s characteristics, being length, diameter and whether it is a single wall, double-wall or multi-compartment tank.

Gross revenue is tabulated conservatively according to the production schedule and Beluga’s 60% equity in each foreign joint venture. Tanks in the Philippines are small size, double-wall tanks and carry a price tag of US$6,000 to $ 8,000.   Tanks in India are of smaller size and single-walled, carrying a price tag of US$3,500 to $ 5,000.  Tanks in North America are large and double-walled, selling for US$8,000 to US$15,000.

Financing

To date, we have been financed by a combination of founder’s money,equity and operations income.

From August 2004 Panox sold stock and raised $ 683,698 from friends and family investors. In total, the Company from its inception has raised $ 683,698 in equity and received $ 532,603 in operations income.  Prior to the Acquisition, Beluga raised $6,200 through the private sale of common stock in an offering made under Rule 504 of Regulation D of the Securities Act of 1933.

Insurance

We have secured Comprehensive General Liability insurance and will continue such coverage if available at a reasonable cost.

Intellectual Property

We protect our products under available federal trademark and copyright protections as well as through confidentiality agreements with vendors and employees.

Regulation

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with its intended activities under applicable laws and regulations and the Company believes it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in regulations and in various operating circumstances. The Company may not, however, be able to obtain all necessary licenses and permits required to carry out its business objectives in all jurisdictions.  The Company is not currently subject to direct federal, state or local regulation, other than regulations applicable to businesses generally in the Company’s field of endeavours.  However, there can be no assurances that the Company will not be subject to such regulation in the future.

Available Information

With the filing of this registration statement, we are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically.  The address of the website is http://www.sec.gov.

Item 2. Management’s Discussion and Analysis or Plan of Operation

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements.  The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

We are a development stage company, whose goal is to be a leading provider of UST internationally, utilizing our proprietary technology and UL and ULC certified products.  The Company was incorporated on January 5, 2005 and our fiscal year ended July 31st.  For the period from inception through to the end of the fiscal year, we had no revenues and $898,104 of operating expenses.  Our operating expenses through July 31st, 2005 consisted primarily of business expansion and new plant development.  None of our executive management has received a salary as of the date of this registration statement, with $125,000 in salaries being accruable for fiscal 2004.   No salaries have been paid or are accruable for fiscal 2005.   Each of our executive management will be engaged under consulting agreements, which are currently being prepared for immediate initiation.

Plan of Operations

As of July 31st, 2005, we had $30,943.00 cash on hand.  We have financed our operations to date from the sale of equity securities and through revenues.  As of July 31st we had received a total of $804,605 from friends and family investors through sales of Panox securities.  Prior to the Acquisition, Beluga raised $6,200 through the private sale of common stock in an offering made under Rule 504 of Regulation D of the Securities Act of 1933.  In total, the Company from its inception has raised $811,098 in equity and received $532,603 in operations income.  We believe that the proceeds from the sale of the above securities and from our revenues will not be sufficient to satisfy our cash requirements through December 31, 2005.

We do not expect to incur significant marketing or expansion expenses with respect to our development in India and the Philippines.  Consequently, any significant increases in production facility requirements through increased joint venture agreements will be predicated entirely upon the particular circumstances of each new agreement, and capital requirements will follow the same particular circumstance.

The level of cash flows we derive from operations will depend to a significant degree on our ability to continue to negotiate purchase orders from our customers.  If we are unable to generate sufficient cash flows from operations, we will attempt to raise additional funds to cover the costs of operations through additional private or public offerings of debt or equity securities.  There is no assurance that we will be able to raise additional funds.  If we cannot, we will be forced to curtail our operations or possibly be forced to evaluate a sale or liquidation of our assets.  Even if we are successful in raising additional funds, there is no assurance regarding the terms of any additional investment.  Any future financing may involve substantial dilution to existing investors.

Risk Factors

Government Regulations Risk

We have obtained and will continue to obtain and maintain all required federal, local and state/provincial permits and licenses to operate our business in each jurisdiction where a manufacturing plant will be established. Our operation and profitability may become subject to more restrictive regulation and increased taxation by federal state/provincial, or local agencies.

Laws and regulations may be adopted with respect to our industry. We cannot predict whether these laws will be adopted or how they will affect our business. Any legislation or regulations of this nature could affect the way we conduct our business, and could harm our business.

We could be adversely affected by legislated regulation. Our industry is highly regulated and is subject to political and regulatory changes.

Industry Risk

An investment in the Company is highly speculative, and accordingly, only persons who can afford the risk of loss of their entire investment should consider investing in the Company. The following factors, among others, must be carefully considered in evaluating whether to make an investment in the Company.

Beluga should be considered as a start up and subject to numerous uncertainties about our ability to execute our business plan.

Our operations are subject to the customary risk incidental to start up company in the tank manufacturing business.  These risks include, but are not limited to, the absence of a fully developed organizational infrastructure, proven brand and products, or established customer demand. While our business plan contemplates growth through international expansion, we must still succeed at product development, marketing, financial management, staff training and development and the management growth of an early stage venture. The Company may not be successfully in addressing all or any of these issues, the failure of any one of which could significantly impair our business financial condition and operating results.  The tank manufacturing industry is highly competitive and inherently risky.

The tank manufacturing industry is characterized by large rewards for successful entities. As a result, it is characterized by large, well organized and well funded competitors.  The rate of failure for start up is extremely high. There are a number of factors that impact a tank manufacturing company’s success, including product, design, ease of use, functionality, market awareness and acceptance, support and maintenance. Each of these factors represents an inherently uncertain risk that cannot be reliably predicted.

We have identified strategic alliances as a major component of our growth strategy, and success in this strategy will depend upon our ability to identify, secure and integrate quality alliance candidates.

Our business plan includes growth through joint venture alliances. Our ability to grow will therefore depend significantly on our ability to identify structure and negotiate appropriate alliances. Further we will require to implement operational, financial and management controls to successfully integrate diverse joint venture partners into an effective organization. Although our management team has successfully contributed to the growth of other companies, they have limited experience in integrating and managing diverse operations. Any failure to manage growth effectively would have a material adverse effect on our results of operations and its ability to execute our business strategy.

Our success depends upon our ability to identify and development innovations and evolving technologies.

The market for tank manufacturing in which we intend to compete is characterized by significant technological developments, frequent new products introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and products that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved of new products, services, and technology that satisfy evolving customers’ expectations. Any failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have a material adverse effect on our business, financial condition and operations.

We will have to compete against significant well-funded competitors

We may face competition from established companies. Substantially all of these competitors have far greater capital, marketing, and other resources than the Company. Those competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements and may be able to devote greater resources to the promotion and sales of their products and services.  Our products may not obtain or retain a technical advantage or achieve significant market penetration.  Competing firms may develop new enhanced products that are not more effective than any we have or may develop. Any increase in competition could result in material price reduction or our inability to obtain or retain market share and could have a material adverse effect on our business, financial condition and results of operations.

We have limited operating history.

We have no operating history in the international market in Pacific Asia and India, so investors will have only limited historical information from which to assess possible future results of operations.  We are a newly formed company with limited operating history in the North American market, upon which to base an evaluation of our prospective results of operations.

We may require additional capital to fulfill our business objectives and there is no certainty that we will be able to raise the additional capital required.

We may require additional capital in order to complete construction of our manufacturing plants and execute our business plan.   We intend to raise additional capital from the sale of debt or equity securities in order to implement our business plan.  There are no current arrangements in place for such financing, and there is no guaranty that we will be able to raise additional funds. If we cannot, we will be force to curtail our operations or possibly be forced to evaluate a sale or liquidation.  Even if we are successful in raising additional funds, there is no assurance regarding the terms of any additional investment.  Any future financing may involve substantial dilution to existing investors.

Our success is dependent on our ability to attract, train and retain qualified managers and employees.

The Company’ immediate future success depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled employees.  We have not yet retained operational management for certain key operating area. As we develop we will have to attract and retain key managerial talent, the failure to retain and attract the necessary personnel could materially adversely affect our business, financial condition and operating results.

We rely on proprietary technology to develop and protect our competitive position, but we cannot guarantee that our efforts to protect our technology will be successful.

We regard our manufacturing and equipment design as proprietary and rely primarily on a combination of copyright, trademark, trade secret and confidential information laws, and on employee and third-party non-disclosure agreements and other methods, to protect our proprietary rights.  We cannot provide any assurance that these protections will be adequate to protect our intellectual property rights or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies.

We face the potential risk of infringement claims that can result in costly re-engineering, royalty agreement, or litigation.

The Company believes that its products, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties.  There can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products, trademarks or other works or that such assertion may not require us to enter into royalty arrangements or result in costly litigation.

There has not been an active trading market for our Common Stock and we may not be able to develop an active market that would provide liquidity and price protection to investors.

The market for the Company’s Common Stock has been thin and sporadic. We have a very restricted public float.  As a result, transactions in our shares may reflect the vagaries of a particular circumstance, and are less likely, to reflect the intrinsic value of the Company. We are filling this registration statement as part of a strategic plan to develop an active market for our stock in an effort to improve liquidity and shareholder value. The filing of this registration statement and the undertaking to file periodic reports with the SEC does not guaranty that an active market will develop any investment in the Company’s Common Stock would be highly illiquid,  Accordingly, an investor in the Company may not be able to sell their Shares readily

Competition

Beluga’s actual competition in quality tanks is Xerxes Corporation and CSI in the USA and ZCL Composites Inc., which is limited to Canada by a license from Xerxes. In addition, known local competitors such as Pembinaan Jayabumi in Malaysia and Bangwua Fibreglass Corp., in Thailand are searching to develop a FRP technology that would enable them to serve their respective market.

Xerxes Corporation

Xerxes Corporation was the first company to obtain the UL Marking. The company claims that its engineers were the first in the industry to include integrally constructed ribs for underground fiber glass tanks which dramatically increases tank strength. In the past 30 years, more than 100,000 Xerxes tanks have been installed for the underground storage of petroleum products. The company also claims that they are committed to a philosophy of growth and continual improvement of their products, services, processes and personnel in order to serve their stakeholders-customers, suppliers, employees and stockholders.

Xerxes now offers multi-compartment tanks, triple-wall tanks, oil/water separators and specially designed water and wastewater tanks. The company sells its products in the USA based on the following marketing selling points:

•

They are among the strongest, most robust underground storage tanks available because they are constructed with integral ribs;

•

They never rust because they are made of corrosion-resistant materials, which eliminate the possibility of leakage due to either internal or external rusting.

•

Once installed, they require no corrosion maintenance or EPA-mandated corrosion monitoring.

•

They are easy and quick to install because they are lightweight.

•

They adapt easily to a variety of applications because of their flexible design options.

•

They are available in single-wall, double-wall and triple-wall options.

•

They are available in a variety of two and three compartment sizes.

•

They are nationwide with five plants across the United States.

Containment Solutions Inc. (CSI)

Containment Solutions Inc. – Denali Corporation was established in 1995. In the 1960’s, it was the division of Owens Corning that was commissioned by the American Petroleum Institute to develop an alternative to steel tanks. It pioneered the technology for FRP tanks and developed the standards that became known as UL 1316. Its leadership has enabled the division to dominate the US market for three decades with its hybrid technology (male mandrel with female type application of resin/Fiberglas). CSI claims it has installed over 250 000 FRP tanks since the 1960’s. Relying on an impressive demand, CSI had overbuilt its production facilities when the demand waned in 1988 when the EPA deadline expired. Starting in 2000, though sales were just under 100 million dollars, CSI started having financial difficulties.

ZCL Composites Inc

ZCL Composites Inc. is Canada's leading supplier of fiber glass storage tanks to the petroleum industry. ZCL was established in 1987 with a mandate to develop, manufacture and supply fiber glass underground storage tanks for use in the downstream retail petroleum industry, primarily for gasoline storage at retail outlets, and to the upstream petroleum industry, with aboveground storage tanks for use in the oil and gas industry. In 1989, ZCL manufactured Canada's first double-wall fibreglass storage tanks and claims it has subsequently captured 90% of Canadian market share.

ZCL Composites Inc is restricted to Canada by its license agreement with Xerxes Corporation. Their product is of a lower quality being still of the first generation technology than Beluga’s and it does not carry the UL Marking In order to provide its customers with a total underground and above ground containment system solution, ZCL also manufactures and markets accessory products such as FRP collars, FRP hold down straps, man ways and concrete anchoring (dead man) systems. ZCL also provides its customers with a unique source of supply through a distributor partnership for the distribution of liquid handling equipment such as underground piping systems featuring flexible piping systems dispenser containment pans and sumps, hoses and nozzles, overfill prevention devices, spill containers, pumps and dispensers, submersible pumps, leak detection and product gauging devices.

In September 1997, ZCL announced its intention to produce tanks in Southeast Asia. In August 1998, ZCL opened a local manufacturing plant in Manila with a local partner under the name of ZCL Enviro Systems Inc. The Philippines operation would have acted as a beachhead for expansion throughout Asia but in November 1998, the United States District Court of Minnesota ordered ZCL to stop both manufacturing and sales of FRP tanks outside of Canada because the technology used by ZCL under a license from Xerxes, applies to Canada only. In April 2001, ZCL Composites Inc. announced the sale of its 40% interest in ZCL Enviro Systems to its local partner in the Philippines, Brenton International Ventures. ZCL sells its FRP tanks promoting the following advantages:

•

Corrosion-free design;

•

Re-usable, even after years of trouble-free service;

•

Capacities range from 2,500-100,000 liters;

•

Comes in double or single wall;

•

Lightweight and robust design;

•

Safe storage of all petroleum products and most hazardous liquids;

•

Can be used for underground and aboveground use.

Pembinaan Jayabumi (Malaysia) and Bangwua Fibreglass (Thailand)

These local competitors have not yet mastered the new FRP technology that is required by major oil companies. Pembinaan Jayabumi is established within the industry and listed on the KLSE. The company actually caters mainly to the steel tank segment.

Competition’s possible reactions

•

Up to this point, Xerxes has shown little interest in entering the international field and seems satisfied to concentrate its activities in the United States. Xerxes has the technology to compete with Beluga in the United States and a new aggressive marketing plan for the company would create a threat for Beluga’s international expansion.

•

ZCL international activities are restricted from expanding internationally by its agreement with Xerxes. Thus the company does not constitute a threat for Beluga outside of Canada. Moreover, its technology does not have the UL Marking and therefore lacks the quality certification required.

•

Local competitors may well seek the FRP technology from the United States as. The entry of Beluga would be a catalyst, speeding their quest to gain a share of their domestic market.

Opportunity and Threats Indicators

Though competition is non-threatening, the required investment to develop a competing technology is affordable and a smart competitor may well emerge and secure the UL approval to take advantage of this lucrative market. For instance, China is researching to develop its own technology;

Beluga’s management mitigates the possible threat of a new player in the industry by remaining abreast of any technology request or new potential entrant in the industry. Beluga’s contacts and good relations with various firms capable of developing an innovative technology, offer the Company relevant information on any progress made in the field. With respect to Xerxes  possible international emergence, Beluga monitors their marketing efforts or any announcement that may indicate a change in their objectives.

Item 3.	Description of Property

We lease our principal administrative location in the central business district of Montreal, Canada where we maintain our corporate offices and data center.  The Corporation leases a  plant and office space under lease expiring May 31, 2007 , Future minimum lease payment will aggregate $ 275,567 including the following payments of the next three years; 2006 $ 127,830;   2007  $ 136,318; and  2008  $ 11,419.

We also own our office furniture and electronic systems required for operations.  The Corporation leases automobiles under leases expiring in December 2008 – Future minimum lease payments will aggregate $ 18,895 including the following payment over the four years: 2006 $ 6,379; 2007 $ 6,379; 2008 $ 6,138; and 2009 $ 2,032.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of July 31st, 2005, certain information with respect to the beneficial ownership of common stock by (a) each of the Company’s directors and (b) all directors and executive officers as a group.  With the exception of the individuals noted in this Item 4, herein, the Company is not aware of any beneficial owner of more than 5% of its outstanding common stock.  Each of the officers and directors can be reached in care of the Company at 1 Prevost Street, Suite 110, Montreal, Quebec, H8S 4H2.  To the best of the Company’s knowledge, each of such persons has sole voting and investment power with respect to the shares beneficially owned.

Title of Class	Name and Address of Beneficial Owner	Number of Shares	Percent of Class
Common	Sheny Jaffer, Vice-President 1 Provost Street, Suite 110, Montreal, Quebec H8S 4H2	1,232	n/a
Common	Michael Heller, Secretary 1 Provost Street, Suite 110, Montreal, Quebec H8S 4H2	1,600,000	5.9%
5% Beneficial Holders
Common	[1] Panofsky Capital, Inc. 1 Provost Street, Suite 110, Montreal, Quebec H8S 4H2	9,000,000	33.1%
Common	[2] Abdul Jaffer 1 Provost Street, Suite 110, Montreal, Quebec H8S 4H2	5,400,000	19.9%
Common	Rothschild Financial Corporation 5100 NW 35th Street, Suite 110 Lauderdale Lakes, Florida 33319	5,000,000	18.4%
	All executive offices and directors as a group (3 persons)	10,601,232	38.9%

Item 5.	Directors and Executive Officers, Promoters and Control Persons

The following table sets forth the names and ages of our current directors, executive officers and key consultants as well as the principal offices and positions held by each person. We are managed by our Board of Directors. Currently, the Board has four members, including one outside director. The members of the Board serve three year staggered terms. Our executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers.  In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected an executive officer.

Name	Age	Position
Dean Panofsky	53	Chairman, Board of Directors and President
Michael Heller	56	Secretary, Legal Advisor, Director
Sheny Jaffer	48	Vice President, Marketing , Director

Kébir Ratnani	55	Director
Marcel Malo	64	International Management Advisory

The following biographies describe the business experience of our directors, executive officers, managers and key consultants.

Dean Panofsky, Chairman of the Board of Directors, President and Chief Executive Officer

As one of the founders of Panox Petroleum Products Inc. and Beluga, Mr. Panofsky has been the driving force in developing a proprietary production technology to the point where the Company is presently the only one in the world to hold both the UL and ULC certifications for FRP UST and to actively be establishing an international network of production facilities on four continents to supply the major petroleum products marketers.

In 1996 Mr. Panofsky recognized the growing need to protect the environment from the polluting effects of faulty UST which was confirmed and supported by an international surge in environmental protection legislation. Mr. Panofsky saw an opportunity to build a company that would fill the substantial demand for FRP storage products and monitoring devices. He commissioned a European company to develop the technology according to his specifications and a contractor to build the appropriate equipment to manufacture FRP tanks using this technology. After many years of testing, modifying and improving the manufacturing process, Mr. Panofsky secured the UL-ULC Mark for all Beluga products manufactured using the latest technology to provide the highest quality FRP tanks available on the market. Mr. Panofsky has carefully selected a dedicated group of principled professionals who are now focusing on exporting and expanding the use of this technology and in creating an organization which is highly motivated in quality and excellence while still keeping an eye on the profitability of the venture to ensure that any products developed and marketed by Beluga Composites Corporation are competitive in both price and quality.

Mr. Panofsky studied architecture at École Supérieure des Beaux-Arts, Metz, France. From 1972 to 1978, he worked as a project manager for Lavalin Inc., overseeing various filtration plants. From 1978 to 1984, Mr. Panofsky was Project Manager for David Boulva Cleve Architects in Montreal. The firm’s architectural projects included the Bell Canada/Banque Nationale towers and the Mercantile Bank building in downtown Montreal. In 1988, he obtained a business administration degree at the Université du Québec à Montréal, after which he directed his own industrial development practice, which ultimately evolved into Panox/Beluga.

Michael Heller, Secretary, Legal Advisor, Director

Mr. Heller has advised Beluga’s management since its inception in 1996, not only in his professional capacity but also by offering the benefits of his extensive experience in commercial transactions whenever necessary to complement the contributions of Mr. Panofsky and Ms Jaffer.  Mr. Heller is a Lawyer who has been in private practice with his own firm in Quebec, Canada, for over ten years.

Sheny Jaffer, Vice President, Marketing, Director

As another of the Company’s founders, Ms. Jaffer has supervised all aspects of administration and marketing for the Company and has contributed in the development of the second-generation technology by being constantly aware of the evolution of the UST market and the oil marketers’ requirements. Ms. Jaffer manages the Company’s head office and is responsible for the Company’s expansion in Southeast Asia  and India. Ms. Jaffer is at present dividing her time between establishing working relationships with major clients in the existing network of production facilities and in selecting new countries and joint venture partners. Being meticulous and patient she carefully considers the human and financial criteria of all proposals to promote Beluga FRP UST and oil/water separators. Ms. Jaffer’s responsibilities also include distributor relationships and corporate relations with oil companies. After completing a bachelor’s degree in administration (1988), Ms. Jaffer joined Carex Inc, a Quebec-based real estate management firm, as Vice-President, Marketing. In 1996, she joined Beluga as a shareholder and director and conducted the first marketing and operational assessments for Beluga’s tanks. Ms. Jaffer applies her commercial expertise to the company’s research and development efforts and as such plays a major role in the company’s international expansion.

Kébir Ratnani, Director, SNC, Lavalin

Mr.Ratnani is an experience executive having spent 22 years in the natural gas, electricity, windmill and energy sectors. Over the course of his career, Mr Ratnani has held many different management and technical positions and own 13 patents relating to the natural gas, petrochemical and environment technologies.

At the international level, Mr Ratnani has concluded numerous cooperation agreements with different governments in Algeria, Tunisia, Senegal, Libya, Gambia, Burkina Faso, Ivory Coast, Egypt, Lebanon, Syria, Saudi Arabia as well as Kuwait, Malaysia, Vietnam, Pakistan and France. In 1991, he directed the launch of the Natural Gas Technologies Centre, a research organisation associated with Gaz Métropolitain, Gaz de France, Brooklyn Union Gas and Osaka Gas remaining with the organization through until 2004. Mr Ratnani has recently joined Beluga Composite Corporation as a director.

Marcel Malo – International Management Advisory

Mr. Malo is a shareholder of Beluga and has the mandate to manage the financial aspects of the international expansion of Beluga Composites Corporation. Mr. Malo shares the same global perception as the other members of the Board of Directors in defining the goal for Beluga to serve an entire region rather than a single country, since oil marketers’ decisions are regionally based. Consequently, Beluga’s strategy is to serve a whole region according to the potential identified by Beluga’s market analysis and research. Mr. Malo has an impeccable reputation and extensive experience in banking matters, finance and corporate structure. Quickly perceiving the company’s potential, Mr. Malo developed a corporate structure that enables the company to tap financial markets to finance its dynamic growth. In following the global corporate vision, he has built a financial structure that conservatively establishes the company’s assets. This structure facilitates the company’s expansion by offering the flexibility needed to secure funding when the situation warrants it, while at the same time minimizing the cost of financing.

Item 6.	Executive Compensation

The Company’s directors and officers have the following salaries accruable for the fiscal year, 2005 via options.  For the fiscal year, 2004 Dean Panofsky had salary accruable in the amount of $75,000 and Michael Heller had salary accruable in the amount of $50,000.

.

Summary Compensation Table

Officer	Position	Cash	Options
Dean Panofsky (1)	Chairman, Board of Directors, President and CEO	$0.00	100,000
Michael Heller (2)	Secretary, Director, Legal Advisor	$0.00	100,000
Sheny Jaffer	Vice President Marketing, Director	$0.00	100,000
Frederick Te			0
Kébir Ratnani	Director, SNC		0

ISO and Non-ISO Stock Option Plan

On August 15, 2005, the Board of Directors adopted the Beluga Stock Option Plan. The plan is intended to provide incentives to keep key employees, directors and consultants, and others expected to provide significant services to us. The goals of the plan are:

•	To encourage proprietary interest in Beluga Composites Corporation;

•	To encourage key employees to remain in our employ;

•	To attract new employees with outstanding qualifications; and

•	To provide additional incentive to consultants, vendors, and others to increase their efforts in providing significant services to Beluga Composites Corporation.

The plan is administered by the Board of Directors or can be administered by a committee appointed by the Board, which committee shall consist of not less than two directors. The Board of Directors, or the committee if there is one, at its discretion, can select the eligible employees and consultants to be granted awards and determine the number of shares to be applicable to such award. The shares subject to awards granted under the plan are shares of common stock that are authorized but unissued. The aggregate number of shares which may be issued as awards or upon exercise of awards under the plan are 2,000,000 shares. 200,000 options have been issued under the Plan as to 100,000 options to Dean Panofsky and 100,000 options to Michael Heller. The shares that may be issued pursuant to the exercise of an option awarded by the plan will not be registered under the Securities Act of 1933.

Indemnity

Agreements between the Company and its Directors and Officers provides for indemnification of the Company’s Directors and Officers to the fullest extent permitted by applicable law, which may include liabilities under the 1933 Act. The General Corporation Law of Delaware empowers a corporation to indemnify its officers and directors for judgments, settlements, penalties, fines, or expenses incurred by such officer or director because he or she was acting in that capacity.

Item 7.	Certain Relationships and Related Transactions

None

Item 8.	Description of Securities

Our authorized capital stock consists of 100,000,000 common shares, $0.001 par value per share, of which 27,200,000 were outstanding as of July 31, 2005.  There are no other classes of shares authorized by the Company.  Holders of our common stock have equal rights to receive dividends when, and if, declared by our Board of Directors, out of funds legally available therefore.  Holders of our common stock are entitled to one vote per share and do not have cumulative voting rights.  The holders of our common stock are entitled to elect the Company directors. In the event of liquidation, holders of our common stock are entitled to share rateably in the net assets available for distribution to stockholders.  Shares of common stock are note redeemable and have no pre-emptive or similar rights. All outstanding shares of common stock are fully paid and non-assessable.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed for trading on the Pink Sheets maintained by the NASD under the symbol “BGCC”.  There is no active trading in the Company’s common stock.

At July 31, 2005 the Company had 27,200,000.  None of the Company’s common stock is being or has proposed to be, sold by the Company in a registered public offering.

At July 31, 2005, there were approximately 85 holders of record of our common stock.  The record holders include some brokerage firms and nominees who may be holding shares in “street name” for the benefit of other holders.  The Company believes that the number of beneficial owners of its common stock is slightly higher than the number of record holders.

We have never declared or paid dividends on our common stock.  We currently intend to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on common stock in the foreseeable future.

Transfer Agent

Our transfer agent is Manhattan Transfer Registrar  Co., 57 Eastwood Road, Miller Place, New York, New York, USA  11764

ITEM 2.	LEGAL PROCEEDINGS

The Company is not a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have retained Schwartz Levitsky Feldman, LLP as our independent registered public accounting firm for the fiscal year ended July 31, 2005.  We have not previously engaged any other independent registered public accounting firm and there are no disagreements between us and Swartz Levistsky Feldman, LLP.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

Since inception, the Company has sold 6,200,000 shares of common stock in an offering made under Rule 504 of Regulation D of the Securities Act of 1933.  None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid.  All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors

In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements.  Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent.  The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

On April 25th, 2005, we acquired all of the issued and outstanding shares of Panox Petroleum Products Inc., In exchange for 21,000,000 million common shares of Beluga. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The shares were issued directly by the Company, without discount or commission or fees. The shares were issued pursuant to the acquisition of Panox in which Panox was given access to information concerning the Company.

In connection with this issuance, Panox was provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Panox Shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent.  The Panox shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation and no fees or commissions were paid in connection with the issuance. The shares were issued with a Rule 144 restrictive legend.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Agreements between the Company and its Directors and Officers provide for indemnification of the Company’s Directors and Officers to the fullest extent permitted by applicable law, which may include liabilities under the 1933 Act. The General Corporation Law of Delaware empowers a corporation to indemnify its officers and directors for judgments, settlements, penalties, fines, or expenses incurred by such officer or director because he or she was acting in that capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act 1993”), as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act 1933 and is, therefore, unenforceable.

PART F/S

BELUGA COMPOSITES CORPORATION
(A Development Stage Company)

Beluga Composites Corporation

Consolidated Financial Statements

July 31, 2005

(AMOUNTS EXPRESSED IN US DOLLARS)

31

Beluga Composites Corporation

Consolidated Financial Statements

July 31, 2005

Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Balance Sheet	2
Consolidated Statement of Operations and Deficit	3
Consolidated Statement of Cash Flow	4
Notes to the Consolidated Financial Statements	5 - 10

32

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of

Beluga Composite Corporation

We have audited the accompanying consolidated balance sheets of Beluga Composite Corporation as of July 31, 2005, and the related consolidated statements of operations, and cash flows, for the first year ended July 31, 2005.  The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beluga Composite Corporation as of July 31, 2005, and the results of its operations, and its cash flows for the first year then ended July 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the company will continue as a going concern.  As outlined in note 2 to the financial statements. The company has reported a net liability position and has accumulated operating losses since inception. This raises substantial doubt of its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal controls over financial reporting. Accordingly we express no such opinion.

SCHWARTZ LEVITSKY FELDMAN LLP

Chartered Accountants

Montreal, Quebec, Canada

December 10, 2005

Beluga Composites Corporation

Consolidated Balance Sheet

As at July 31, 2005

(AMOUNTS EXPRESSED IN US DOLLARS)

ASSETS
Current
Cash and cash equivalents	$124,985
Accounts receivable	13,248
Inventory	141,412
Prepaid expenses	43,294

322,939
Property and equipment (Note 4)	396,322

$719,261

LIABILITIES
Current
Accounts payable and accrued liabilities	$226,952
Unearned income	28,424

255,376
Loans payable to shareholders (Note 5)	526,986

782,362

STOCKHOLDERS’ DEFICIENCY
Capital stock (Note 6)	6,770
Contributed surplus	797,835
Comprehensive income – Foreign currency translation adjustment	(15,454)
Deficit	(852,252)

(63,101)

$719,261

On behalf of the Board:

____________________________ Director

____________________________ Director

Beluga Composites Corporation

Consolidated Statement of Operations

For the year ended July 31, 2005

(AMOUNTS EXPRESSED IN US DOLLARS)

Revenue	$-

Operating expenses:
Advertising	5,217
Foreign exchange	14,427
Interest, bank charges and office	139
Professional fees	2,818
Rent	21,642
Repairs and maintenance	931
Wages and wage levies	8,477
Telecommunications	1,269
Travelling	6,862

Loss from operations	(61,782)

Pre-operating expenses	836,322

Loss before extraordinary gains	(898,104)

Extraordinary gain (Note 8)	21,846

Loss before non controlling interest	(876,258)

Non controlling interest	24,006

Net loss	$(852,252)

Loss per share

Net loss per share, basic and diluted	$0.14

Weighted-average number of shares used in computation	6,200,000

Beluga Composites Corporation

Consolidated Statement of Cash Flow

For the year ended July 31, 2005

(AMOUNTS EXPRESSED IN US DOLLARS)

Operating activities
Net loss	$(852,252)
Net change in non-cash working capital items	-
Accounts receivable	(13,248)
Inventory	(141,412)
Prepaids	(43,294)
Accounts payable and accrued liabilities	226,952
Unearned income	28,424
57,422

Cash used in operating activities	(794,830)

Investing activities
Capital assets acquired, cash used in investing activities	(396,322)

Financing activities
Loans from shareholders	526,986
Issue of common shares	804,605
Comprehensive income – Foreign currency translation adjustment	(15,454)

Cash provided by financing activities	1,316,137

Increase in cash and cash equivalents at end of year	$124,985

Beluga Composites Corporation

Notes to the Consolidated Financial Statements

July 31, 2005

(AMOUNTS EXPRESSED IN US DOLLARS)

Note 1 – Business activities and related risks

Beluga Composites Corporation is a manufacturer of underground flammable liquid storage tanks, related accessories and oil/water separators. The Corporation was incorporated in the State of Delaware on January 5, 2005.

Note 2 - Basis of presentation and Going concern

The accompanying audited consolidated financial statements have been prepared by the Corporation in conformity with accounting principles generally accepted in the United States of America and the instructions to Form 10K. It is management’s opinion that these statements included all adjustments, consisting of only normal recurring adjustments considered necessary to make the financial position, results of operations, and cash flows not misleading as of July 31, 2005 and for all periods presented.

The accompanying audited consolidated financial statements have been prepared assuming the Corporation will continue as a going concern. The Corporation reported a net loss of $852,252 for the year ended July 31, 2005. As reported on the statement of cash flows, the Corporation had negative cash flows from operating activities of $794,830 for the year ended July 31, 2005. To date, these losses and cash flow deficiencies have been financed principally through the sale of common stock of $804,605 and loans from shareholders of $526,986.

Additional capital and/or borrowings will be necessary in order for the Corporation to continue in existence until attaining and sustaining profitable operations. Management has continued to develop a strategic plan to develop a management team, continue the development of foreign markets, begin production in foreign subsidiaries, attain reporting compliance and establish long-term relationships with other major investors. Management anticipates generating revenue through the sales of custom tanks during the next fiscal year.

Note 3 - Summary of significant accounting policies

Principals of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, Panox Petroleum Products Inc., its 60% owned subsidiary, Beluga Composites Inc. and its 70% owned subsidiary, Beluga Tanks India Private Limited. All material intercompany transactions have been eliminated.

Foreign currency translation

The consolidated financial statements are presented in United States dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. The functional currency of the Panox Petroleum Products Inc. is the Canadian dollar. Foreign denominated monetary assets are translated to United States dollars using foreign exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange during the period. Gain or losses arising on foreign currency transactions are included in the determination of operating results for the period.

Beluga Composites Corporation

Notes to the Consolidated Financial Statements

July 31, 2005

(AMOUNTS EXPRESSED IN US DOLLARS)

Inventories

The Corporation’s inventories, which consist of raw materials, are stated at the lower of cost (first in first out method) or market.

Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is calculated using the straight line methods over the estimated used lives, which generally range from 3 to 10 years.

Net Loss Per Share

SFAS No. 128, "Earnings per Share", requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. Loss per common share for the year ended July 31, 2005 excludes outstanding options, warrants and convertible debentures as their effect would be anti-dilutive. As at July 31, 2005, there are no potentially dilutive securities that are not included in the computation of basic EPS.

Cash and cash equivalents

The Corporation considers all highly liquid securities purchased with original maturities of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-Lived Assets

The Corporation adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of which has been superseded by SFAS No. 144. SFAS No. 144 requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management used its best estimate of the undiscounted cash flows to evaluate the carrying amount and have determined that no impairment has occurred.

Beluga Composites Corporation

Notes to the Consolidated Financial Statements

July 31, 2005

(AMOUNTS EXPRESSED IN US DOLLARS)

Income taxes

The Corporation accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of such deferred tax asset.

Fair value of financial instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these financial instruments. The estimated fair values of loans payable to shareholders have not been determined because it is not practicable to determine fair value with sufficient reliability.

Recently issued accounting pronouncements

SFAS No. 151 - "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." SFAS No. 151 retains the general principle of ARB No. 43, Chapter 4, "Inventory Pricing," that inventories are presumed to be stated at cost; however, it amends ARB No. 43 to clarify that abnormal amounts of idle facilities, freight, handling costs and spoilage should be recognized as current period expenses. Also, SFAS No. 151 requires fixed overhead costs be allocated to inventories based on normal production capacity. The guidance in SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

SFAS 123 (Revised) - "Share Based Payment," which will require the Corporation to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award-the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. SFAS No. 123 (Revised) eliminates the use of APB Opinion No. 25. SFAS No. 123 (Revised) is effective for the first interim or annual reporting period that begins after December 15, 2005. Early adoption for interim or annual periods for which financial statements or interim reports have not been issued is encouraged.

SFAS 152 - In December 2004, the FASB issued SFAS No. 152 "Accounting for Real Estate TimeSharing Transactions - an amendment of FASB Statements No. 66 and 67" ("SFAS 152"). This statement amends FASB Statement No. 66 "Accounting for Sales of Real Estate" to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2 "Accounting for Real Estate Time-Sharing Transactions" ("SOP 04-2"). SFAS 152 also amends FASB Statement No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects" to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions, with the accounting for those operations and costs being subject to the guidance in SOP 04-2. The provisions of SFAS 152 are effective in fiscal years beginning after June 15, 2005.

Beluga Composites Corporation

Notes to the Consolidated Financial Statements

July 31, 2005

(AMOUNTS EXPRESSED IN US DOLLARS)

SFAS 153 - In December 2004, the FASB issued SFAS No. 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 replaces the exception from fair value measurement in APB Opinion No. 29 for non-monetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for all interim periods beginning after June 15, 2005. SFAS 154- In May 2005, the FASB issued SFAS 154 "Accounting Changes and Error Corrections". The statement replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires companies to apply voluntary changes in principles retrospectively whenever practicable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

The Corporation believes that the above standards would not have a material impact on its financial position, results of operations or cash flows.

Note 4 – Property and Equipment

Cost

Furniture and fixtures	$7,998
Computer equipment	9,255
Machinery and equipment	354,244
Leasehold Improvements	24,825

$396,322

No amortization has been taken on the capital assets for the fiscal year 2005.

Note 5 - Loans payable to shareholders

The loans payable are unsecured, non-interest bearing with no specific terms of repayment.

Note 6 - Capital stock

Authorized
100,000,000 shares with a par value of $0.001 per share

Issued
21,000,000 restricted shares	$570
6,200,000 common shares	6,200

$6,770

Beluga Composites Corporation

Notes to the Consolidated Financial Statements

July 31, 2005

(AMOUNTS EXPRESSED IN US DOLLARS)

7 – Business acquisition

On April 24, 2005, the Corporation acquired 100% of the voting shares of Panox Petroleum Products Inc., a company that manufactures hydro-carbon/water separators and custom tanks for various applications. The acquisition was completed through a share exchange. The purchase price totalled $1,670, which equals the value of the common shares and it was broken down as follows:

Assets acquired
Cash	$36,420
Accounts receivable	446,099
Inventory	21,795
Prepaids	24,695
Advances to foreign development	309,329
Capital assets	10,944
Trademarks	279

849,561
Liabilities assumed
Accounts payable and accrued liabilities	168,260
Income taxes payable	8,195
Unearned income	22,614
Advances payable	624,228

823,297

Negative goodwill	(24,594)

Net assets acquired	$1,670

The acquisition was accounted for using the purchase method. The operating results of Panox Petroleum Products Inc. (Panox) are included in the consolidated financial statements from the date of acquisition.

Note 8 - Extraordinary gain

The extraordinary gain results from the allocation of negative goodwill generated upon the purchase price allocation.

The negative goodwill was eliminated in part by an allocation of long-term assets as follows:

Negative goodwill	$24,594
Capital assets	(2,469)
Trademarks	(279)
Extraordinary gain
$21,846

Beluga Composites Corporation

Notes to the Consolidated Financial Statements

July 31, 2005

(AMOUNTS EXPRESSED IN US DOLLARS)

Note 9 - Commitments

The Corporation leases a plant and office space under a lease expiring May 31, 2007. Future minimum lease payments will aggregate $199,145 including the following payments over the next two years: 2006, $106,002; 2007, $93,143.

The Corporation leases automobiles under leases expiring in December 2008. Future minimum lease payments will aggregate $9,710 including the following payments over the next four years: 2006, $2,842; 2007, $2,842; 2008, $2,842; 2009, $1,184.

Note 10 - Contingencies

During the year, the Corporation did not maintain any civil liability and commercial business insurance. In doing so, the Corporation and its administrators did not respect their obligation to maintain civil liability insurance as stipulated in the Corporation’s lease agreement. The Corporation is unable to estimate any future losses, if any, that could be incurred due to the lack of insurance coverage and as such no provision has been made in the accounts for this contingency.

Note 11 - Technology

The Corporation owns the technology for Fiberglass Reinforced Plastic (FRP) underground flammable-liquid storage tanks. The technology holds the Underwriters Laboratories (UL) certification and the Underwriters Laboratories of Canada (ULC) certification for quality of its FRP tanks and related products. The primary advantage of the FRP tanks is that they are highly resistant to both internal and external corrosion and consequently do not require any additional protection. The technology was mostly developed internally by the primary shareholder of the Corporation over a period of several years.

As of June 2004, the technology’s estimated fair market value is USD$75,000,000. The consultant’s conclusions represent a preliminary valuation. The final conclusions may vary based on the financial realizations of the project for the period of January 2005 to December 2009.

Note 12 - Non-controlling interest

Losses applicable to the non-controlling interest amount to $182,499. In accordance with the U.S. generally accepted accounting principles, the balance in non-controlling interest cannot be below zero. Non-controlling interest will resume when the cumulative amount of losses is recovered by subsequent earnings.

PART III

Item 1. Index to Exhibits

The following exhibits required by Item 601 of Regulation SB are filed with this Registration Statement.

Exhibit Number	Description

2.1	Certificate of Incorporation and Amendments

2.2	By-Laws

7.1	Underwriters Laboratory Certifications

8.1	Share Exchange Agreement Panox and Beluga

12.1	Beluga Composites Corporation – Code of Conduct

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Beluga Composites Corporation

Date: January 17th, 2005	By:	/s/ Dean Panofsky
President & Chief Executive Officer, Director

Footnotes

 Beneficially Owned by Dean Panofsky, Chairman, President and CEO.

 Father of Sheny Jaffer